EXHIBIT 12.2
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Six months ended June 30, (in millions, except ratios)	2015
Excluding interest on deposits
Income before income tax expense	$16,601
Fixed charges:
Interest expense	3,046
One-third of rents, net of income from subleases (a)	267
Total fixed charges	3,313
Add: Equity in undistributed loss of affiliates	159
Income before income tax expense and fixed charges, excluding capitalized interest	$20,073
Fixed charges, as above	$3,313
Preferred stock dividends (pre-tax)	992
Fixed charges including preferred stock dividends	$4,305
Ratio of earnings to fixed charges and preferred stock dividend requirements	4.66
Including interest on deposits
Fixed charges including preferred stock dividends, as above	$4,305
Add: Interest on deposits	672
Total fixed charges including preferred stock dividends and interest on deposits	$4,977
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$20,073
Add: Interest on deposits	672
Total income before income tax expense, fixed charges and interest on deposits	$20,745
Ratio of earnings to fixed charges and preferred stock dividend requirements	4.17

(a)	The proportion deemed representative of the interest factor.